Filed by Cinergy Corp.

Commission File No. 1-11377

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 1-11377

Cinergy Leadership Conference

June 16, 2005

(Transcript)

Jim:  Thank you very much and welcome today.  I am not exactly going to follow Joe’s script as it turns out, which seldom do I ever follow the script and I look around and Marc and Steve all know that.  What I thought I would do this morning, we have about 55 minutes for Paul and me to really talk about the merger and probably with an emphasis on answering your questions.  But what I thought I would do at the beginning is in a sense do an introduction.  I would like to introduce Paul to you and then you to Paul.  Actually I am going to do it the reverse of that.  First Paul let me talk to you a little bit if I may about the 150 people in this room.  They are the top leaders in our company, they represent the leadership of the unions that we work closely with, and as I look at this group and I got up this morning and kind of scribbled some notes down and have been thinking about it for the last day or two and I said what’s the best way to introduce you to them and I would introduce you by saying in all these years that I have had the honor of being CEO of this company the thing that resignates the most with me is how proud I am of their achievements.  Proud of their achievements as a team.

I believe a reflection of these achievements is their commitment.  A commitment to our company, a commitment to the stakeholders of this company, our customers, our investors, the communities that we serve, the environment, and to fellow employees.  I see that commitment in everything they do and our achievements are a reflection of that. Another reflection of these achievements is really in their passion of making things happen and loving this business.

I look across this room and I think about our achievements and I think about their passion and we could not be as low a cost supplier of electricity but for their passion to be low cost operators of our generation, our transmission and our distribution. We couldn’t have high customer satisfaction ratings if we didn’t have really good customer service focus. Our call centers have been recognized this year - first utility call center in the country to be given JDPower’s Certificate of Excellence.  We could not have that but for that.  If I look at our regulatory results we have been very innovative, we have been ahead of the curve and I can look back over the last 10-15 years and we have led in almost every way you want to think about innovation both from the state and the federal level.  We try to lead in public policy.  I know both of our companies today are leading on the issue of climate change and I think that is very important for us but that is something that our company and the people in this room are very proud of doing.  The other thing of course is that if you look at our total shareholder return you couldn’t have the total shareholder return that we have had over all these years if you didn’t have the people in this room as committed as they are and as passionate about this business as they have been.  If you look at our safety records, we have had good years and bad years but if I look at the trend line it is ever improving and I don’t think there is a person in this room that is going to be satisfied with respect to our safety record until we have 0.  Our goal is 0 – no accidents, no problems, no issues in this area.  It is a high priority for us and it has been for a long time.

The last thing I would say is that this group is very open to change.  It’s a combination of two companies. When we really went through this process almost 10 years ago we remember what it was like to have different practices and processes we are open to that and I think part of our culture today is a reflection of what we did 10 years ago and we have continuously done since then to really improve everything we do day in and day out and to be open to new ideas and I believe one of things that excites the people of this company is really the possibilities of this combination and going to a place even beyond where we are today in terms of how we do what we do.  So that is the top 150 and you will learn a lot more about them today as they ask questions and they are not shy about that, maybe a little shy at the beginning but as time goes on they will ask the tough questions because this is a very open and candid group of people.  That is the 150.

Now let me share with you all a little bit about Paul.  And I think Paul can probably do a better job of explaining where he has been and what he has done and what he values than I can but let me just give you an outline.  As Joe said, he is Chairman and CEO of Duke Energy.  He came back to Duke in 2003 for the purpose of taking the company who had been through some troubled times and the Board said we want you back, we want you to help turn this company around and move this company forward and to achieve the status that Duke Power has had, as you know they have had, in this industry for decades.  He has been on that mission and there has been a lot of things that have gotten done and a lot of achievements just in the short time that he has been there.  But before that he had probably one of the more interesting experiences that any executive could have.

He spent time in Australia as a CEO of BHP Bilitant, probably one of the largest mineral companies in the world.  Different culture, worldwide company, and really led that company and did a terrific job.  If you look beyond that you see 20 years of a career at PanEnergy where he was a Chairman and CEO and he led that company into the merger with Duke.  He was President of Duke shortly after the combination but PanEnergy was probably one of the, he would be more certain of this, I am being more cautious, probably one of the best gas pipeline companies in the country. Texas Eastern has a long and distinguished history and they have a history that goes back to the 40’s and even before that as they built the first pipelines into the northeast to move natural gas.

He actually started his career with sort of a different mission.  He is totally into cars.  I am not going to talk about his PT cruiser with flames on the side. I will let him talk about that.  I think recently he just got a new car delivered which will probably be the envy of the neighborhood.  He is a guy that started his career at Ford Motor Company and really cared about the design and the engineering of autos and I think he can talk more about that.

To give you a sense of his education he went to University of Washington, where he got his undergraduate degree, he got his MBA from Stanford.  He and his wife Cathy have two daughters.  Actually I have known Cathy longer than I have known Paul.  She is very dynamic she really understands the industry and I believe that a lot of Paul’s success in the investment community is tied to her coaching, I bet that.  I believe that because Paul has got a great following in the investment community, it is almost like a cult thing.  Because I went around and met with their major shareholders and they kind of looked at me and go who are you?  We invested in this company because Paul has come back and we know he will create great value.

The other thing that I will say about him as I learned, and it took me awhile to kind of get this, you don’t see this that often in our industry but he has a real irreverent sense of humor and you just need to watch out for that as I am sure you will.  Paul we are delighted that you are here and I would like to ask this group to give you a warm welcome and turn it over to you.

Paul:  Thank you Jim and thank all of you.  It is an absolute delight to be here.  I have been looking forward to the chance to expand my view of the management team of this company beyond the hoistered little group in back offices, meeting in secret for the last few months and I have gotten to know probably about half a dozen of this team pretty well and I think I have gotten to know Jim very well but there is a whole new sea of faces here and I am excited to get acquainted with you and exchange ideas and learn where we are going forward.

Jim has said that he is very proud of the accomplishments that you have had and he is proud of your culture and the passion that you have and proud of your safety record and those are all of the things that are extremely important to me and I must say that as we got into our discussions that drove our interest from Duke’s standpoint as much as anything to do with generating facilities or what have you out there, because I believe very firmly that culture is what it is all about.  It is not just that culture is important but culture is everything and what I think is really fascinating is you look at Jim’s background and my background, we both got married at 19 we both remarried very strong women, women that were involved in the industry.  We both built teams with a lot of the same philosophy.  I look at your vision statement and a lot of the things you have put out and they are very similar to what Duke Energy has done and I really think that that convergence of cultures is going to be so much more important than anything else because at the end of the day the company we create will start with a group of assets that are piled together but it will end with whatever we make of that group of assets and where we take the businesses and it is going to be the culture that is going to do that.  I thought I might just give you a little more background on me because I am sure you are all sitting there thinking first of all, who is this guy, and secondly why should we listen to him, is he going to really influence our happiness or not, Jim is going to be CEO, what is going to happen in the year in between, how am I going to play into that, how are Jim and

I going to work together, what does all this mean to me so you might be a little bit more interested to hear where I am coming from and kind of what my philosophies are in terms of management and what I will be focusing on in this interim year here as we are putting together a new company if you will.

My background has been focused very much on culture and on change.  Jim highlighted the things, I was at Ford Motor Company, that was kind of early in my career.  In the years that I was at Texas Eastern probably the things that I got thrown into a lot was troubled situations. I ended up with 8 subsidiaries that were in oil field services that were all troubled and needed to be turned around or sold or something.  I ended up with a propane business that we did in fact the first large non-oil and gas MLP back in 1984 - Petrolane Partners.  I ended up at the pointy edge of Texas Eastern at the time we got thrown into play by Coastal and then acquired by Panhandle Eastern.

I have been involved in several major multi-billion dollar combinations, and as Jim said 25% work and 75% don’t work.  I actually have had just the opposite experience.  Seventy-five percent of the ones I have been involved with work, and 25% have not.   I really have been involved in 4 in total.  The one that didn’t work was Panhandle taking over Texas Eastern, and part of the reason it didn’t work was they started off by firing me and so I have a bias right off the bat but I got revenge because they sent me away and if you followed that particular combination it was disaster, it was a command and control kind of take over. You know we are in charge and our systems will prevail and they basically brought the company to its knees and the Board then begged me to come back and I ultimately came back and became CEO and we then renamed as PanEnergy so I felt vindicated on that but that was one that didn’t work.

We did do an acquisition of a company called Associated Natural Gas which really transformed Panhandle Eastern into a much broader energy company and got us into aspects of the business that we were not in before and that was a huge success and I guess we are later going to talk about what makes things successes and what doesn’t make them successes.  In general I would say it is culture.  It is all about culture and whether or not the two guys driving it get along and view the world the same.  I really think that is it.  In the Panhandle Eastern-Texas Eastern deal, the guys driving it did not get along in fact the one side just said goodbye to the other side and you know the chips fell where they may.  The Associated deal worked out very nicely.  We also later merged PanEnergy with Duke Power and created Duke Energy and in fact at the time I left Duke Energy we thought that was a wildly successful combination. Everything was going smoothly.  The share price was up, the company was growing, and I think it was a combination of events that changed that probably an over concentration of gas fire generation, over exuberance in terms of investing, getting caught up in a trading operation that was insane, the whole implosion of Enron, a lot of things came together and you can explain it all kinds of ways but at the time that I left the company I think it was viewed as a very successful integration and a very successful merger.

I went to Australia in 1998 and took over a company called BHP.  BHP stood for Broken Hill Proprietary Limited.  It was a 100 and some year old company that had gotten into a terrible mess.  It was the largest company in Australia.  At the time it was a big producer of everything from petroleum, coal iron ore, to it had big steel mills, it was sort of bit of a conglomerate but a lot of mineral productions down there and it had gotten itself into a bit of a mess.  It was 9 months without a CEO, share price had fallen in half, it had environmental problems around the world, situations like it was destroying the ecosystem of the western half of Pop of New Guinea. These are things that you just can’t kind of ignore you have to somehow start addressing them. They were trying to ignore them, actually when I interviewed with the Board they said it really wasn’t a problem because they paid off some people and they weren’t going to complain anymore about this.  They had literally worldwide problems and a lot of issues to deal with when I got there.

It was in a different country and a different culture and what it really boiled down to was that the culture had broken and it just needed to be fixed.  And fixing the culture is not all that difficult if you are running the company.  It is very difficult if you are trying to do it from any other position in the company.  It really just required a total realignment of the culture and realignment of the objectives and what have you.  At the end of a couple of years we were in pretty good shape.  The company had lost a billion dollars the year before I got there and it had a number of major projects that were failing, but at the end of a couple of years it was amazing how much you could move that company and move it with the people within the company.  I ended up interviewing each of the senior people, spent an hour or so with them, got their ideas, 2 years later I looked back, and there wasn’t anything that we did during those 2 years that people didn’t suggest during those initial interviews.  They all knew what needed to be done, they just didn’t have permission to do it or feel they had a responsibility, or for one reason or another they were paralyzed and couldn’t take these actions. I mean it was pretty obvious that if you are destroying the ecosystem of a country you ought to do something but they were just paralyzed by what do we do, can we really admit to that, this is just such a big problem, we will just ignore it and maybe it will go away.  Sort of like global warming, if you don’t talk about it maybe it’s not real.  The interesting thing was that the company had the people that it needed to succeed it had the ideas it needed it just really needed the cultural environment to allow that to happen.  A couple of years later it was a successful company, we had gotten the stock price back up, we merged with a company called Billitin which was a South African company which had became listed on the London exchange, formed one of the few dualistic companies in the world.  It is traded now on the London exchange and the Sydney exchange, it is now the largest resources company in the world, the undisputed leader, if you follow resources at all, it has a market cap of about $90 billion.  When I arrived it was about $20 billion. It just shows what you can do simply taking what you already got and just putting it in a cultural context that allows you to take advantage of what you have got there.

That is why it was so important when Jim and I started talking to realize that we are viewing the world very similarly, that our priorities are very similar, that what excites us is very similar, that the way we imagine an organization going forward is very similar, and that as we got our teams together that we saw that they started acting like they’d actually worked together for a long time.  There was not a lot of jousting, there was not a lot of standing back and assessing each other, it was like everybody was open and sat down and talked to each other and said what are we trying to do here and I think that was the reason we were able to work out a deal because we both wanted to get to the same end point.  I know I am not supposed to talk for much longer, but I just wanted to say one thing.  In your packet you have a Duke Energy charter and if there is one thing that I would ask you to read and understand about Duke Energy it would be this, because it puts on one little card here everything that I think is important about Duke Energy and everything that is important about the way that I will be trying to contribute to building an organization and what I think is important for the management team.  I think the most important thing is to take managers and make sure that they are leaders.  I don’t know any of you, I am assuming you are great leaders because Jim has told me you are but if you have managers without leadership you have administrators, and there is nothing worse than administrators and if you have managers that are leaders they will take a card like this and they will make it real and alive and they will walk the talk and they will demonstrate the values and drive the company going forward. Just on this card you will see what is Duke, what’s our purpose, I don’t think there is anything unique about that, the what I call imperatives, or the second part there, what are we all about for this year and every year that part of the charter changes because we set what are the 4 or 5 things that the company needs to do for the year and that actually cascades down and is part of our incentive system. So that there is nobody that can’t look at this card and say my bonus is somehow dependent upon achieving one of these imperatives.

The values on the back are very similar to the values that Cinergy has, the words are little bit different but that is about it.  To me, I think the most important thing is that the leaders of the company exhibit these values, walk the talk, I think safety has got to be way up there at the very top of anything you do.  I have found in my experience that the demonstration of the importance of safety at the top of the company will actually save lives. I could talk for half an hour on that issue alone, but you just can’t put enough emphasis on safety.  At the bottom you will see we will be successful when, and those are really our measures of success. The one I like is the last one that every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment.  I do that and I hope everybody on the team does that.  And with that I probably talked more than you expected.  Jim what do we do now?

Jim:  We will open it up to and maybe we could talk about the merger a little bit and maybe you could talk about how you see the value proposition and maybe we could both stand up here and then I would say a few things as we did last night actually with the investors and then open it up to any questions that they might have.

Paul:  Maybe we should tell you what we told some investors last night. I sort of started it out in terms of talking about the Duke currency, because at the end of the day the currency that everybody will hold will be the new Duke Energy.  The Cinergy stock will be exchanged for Duke stock and so you have to think about what is it that is going to be driving this currency and one of the things that I have tried to make the point with the investors last night, is that the merger is not the end-all be-all in terms of the value of that currency. The merger is a contribution to the value of that currency and it is going to cause us to rethink a whole bunch of things in terms of our strategy and our priorities and we have a lot more degrees of freedom but indeed there are a lot of other things that are driving the value of that currency and to me what the merger does, from a Duke standpoint, is the merger gave us a platform in the electric business that we lacked that was a sustainable strategy for the electric business.  And by that I mean we have Duke Power sitting here in 2 states, somewhat almost land-locked to a certain extent.  There is not a lot of interaction between the Carolinas and the rest of the world.  It was in a model that was not expansible that you couldn’t really, the way that it has been operated, you can’t really add to it the way say the banks when they rolled up banks were able to consolidate the industry and it didn’t have enough critical mass in and of itself to be an undisputed leader in the power business if you didn’t have the added market cap from the gas business because right now almost half of Duke’s value comes from the gas business and half comes from the power business so the power business just wasn’t quite there and it didn’t have the degrees of freedom it needed.  By doing the merger we get a platform that is totally different and that is what Jim was really talking about and I assume he will expand on it a little bit but as a portfolio as Duke Energy it gives you the freedom and the flexibility to think in terms “Does gas belong with electricity?”  And we couldn’t have thought about that without the merger because as I said the electric business wouldn’t have been large enough really to be able to drive the agenda for the power business. The gas business interestingly is large enough.  The imputed market cap of the gas business, if you were to separate it out, would be about $12 billion which is larger than anything else in North America.   It’s larger than Trans Canada or El Paso, Williams, the other gas players out there.  So you can separate the gas business and still have the undisputed leader in the gas business that would drive the agenda for the industry.  You couldn’t have done that with just Duke Power on a stand-alone basis and even more so we had the issue that Duke Power didn’t have, wasn’t in a form that it could be consolidated within the industry. We also had the issue of Duke Energy North America, our merchant business, which 90% of the investors out there were focused on as a negative.  This was an operation that is losing money.  What are you going to do about it?  It actually has a lot of value, it has a number of reasons that that value is not being recognized right now, and I think with the combination with Cinergy it takes what is a losing proposition and puts it into a winning proposition.  So from the Duke standpoint it solves our DENA problem, it gives us a platform in the electric area that we can expand on and go forward with, it gives us degrees of freedom to think about broader portfolio issues and net net it adds to our growth and profitability 2-3 years out versus where we are today.

Jim:  Let me just quickly say from a power company perspective what we are creating here so we can put it into context. You combine these 2 companies and you are going to have one of the largest regulated utilities in the country.  Probably only two other companies in the country have more regulated generation than we will have together.  But what is important about that is not that we will be the biggest, or one of the top 5, although that is an important place to be in a capital intensive industry as you know, what is important about it is that when we combine these companies we’ll be able to do something that we can’t do on a stand-alone basis and that is take two low-cost companies with the aspiration of being the lowest cost company in the country and one way to measure that is O&M per customer.  If we can be one of the lowest, if not the lowest, that puts us in a place where we have earned the right to be able roll up this industry as we look forward because we believe, from a vision standpoint, that this industry needs to consolidate.  Compare us to companies in Europe that are in the power business they are 5, 6, 7 times bigger oftentimes compared to the largest companies in this country, so a great opportunity to do that, but that is on the regulated side of the business and one of the things that as Paul said that is so significant just taking Duke Power and PSI and CG&E and Union Light and looking at them: low cost, similar, check in the box, high customer satisfaction ratings, great reliability, constructive relationships with regulators, good regulatory environments and a lot of regulatory innovation and the ability to build on that is very significant and important.  That is just on the regulated side.

But as you all know in our industry, there are two business models.  We do not know what the winning model will be 10 years from now or 15 years from now, but today we know that about half the country the states are still regulated as we have always been and we will have great strength there but we will also have great strength from the competitive supply side.  If you think about where we are located, we sit as a company on the fault line, one side regulated, the other side of the fault line competitive supply, and that is assuming that Ohio evolves as the legislation said it will, and that’s an open question in itself, but we sit here with this combination of deregulated assets, you take Duke’s deregulated assets in the Midwest and combine them with our deregulated assets and you have almost 8,000 megawatts, but you have 8,000 megawatts that are a heck of a lot stronger than we would have been on a stand-alone basis.  Stronger in the sense that we have fuel diversity, both gas and coal, we have diversity in terms of generation type, base load, mid merit or combined cycle and peaking, so our ability to win in a competitive supply market whether it is in Ohio, or whether it is in New Jersey, or Washington DC or any of the states that have deregulated we are in a much stronger position. I think it is an interesting factoid to share with you that while we are one of the top five in terms of generation on the regulated side, we will be one of the top five in competitive supply.  If you look at the top ten companies in each of those categories in the United States today, there is not a single company that is in both.  Exelon is 100% competitive supply, Southern is almost 100% regulated, Progress is 100% regulated, Constellation is almost 100% competitive supply, Calpine is 100% competitive supply with no diversity of fuel or diversity of generation type.  So you almost have to step away and think about it in a broader perspective, of course there’s merger savings and all that we will talk about, but from the strategic standpoint both companies are better positioned than they would have been before and in a unique position to build on those platforms going forward.  With that let’s open it up to questions, I have a couple that I have received but let me first go to you all, questions for Paul.

Question:  You talk about the gas business, the regulated business   (can’t hear the question)

Answer:   Probably the biggest cultural issue is with the trading business and everything else.  Interestingly the gas business per se, the long line transmission lines, Texas Eastern, Tennessee, Ameritimes, Northeast, Midcoast, Westcoast Energy, all those operations have a culture that is not wildly different than the electric business.  The trading business is a world unto itself and that has been a problem and I think that that is one of the problems that Duke certainly had historically.  When I got to Duke, and while I got PanEnergy in the trading business when we acquired Associated Natural Gas, the trading business at that point generated about $100 million a year in profit and it did it sort of year after year and it is not unlike the trading business that Cinergy has and it stayed fairly short tenor, stayed close to assets, didn’t get out into markets and areas that it wasn’t familiar with, and I think as long as you keep it close to the assets, even though there are some cultural issues in terms of compensation and in terms of modes of operation, you can bridge those gaps a bit if you stay close to the assets.  As soon as you start thinking that you are a genius and you can trade Broadband and weather futures and god knows what else then you have a terrible problem. I guess all the cultural disasters that I have ever been involved in came as a result of people started believing their own press and then starting to chase whatever it is that they thought they were brilliant at, and so to me the real issue is to reign the trading in to be an adjunct to the physical business as opposed to the physical business exists as a tool of the trading business.

Question:  Can you tell us how Duke’s employees view the merger, the unions, the employees, the executives, the customers, from all those different stakeholders, how do they view it?

Answer (Jim):  I would say the general thing is everybody views it positively. They see this as a step forward. A lot of people were surprised. If you kind of go through those groups,  let’s start with the Executive team because they are probably the most involved at this point in time, they are probably nervous just like a lot of you are nervous because it is change, we are going to go through an integration process.  I sent a note to all my employees at Duke, and I think Jim did roughly the same thing, that said just cool your jets, we are not going to do anything until September and don’t forget we’ve got objectives to accomplish for this year and that is easier said than done because everybody says well there is going to be some change, I don’t know what it is and until I know what it is I am going to be a little bit uncomfortable.  But I think there is, other than that uneasiness, there is some excitement in the management ranks.  As far as the customers are concerned, I don’t think the customers view this as a significant event.  I believe they feel that they will basically be either unaffected or things will get better, but they are not quite sure how, if we have lower cost service, more reliable service, best practices result in something better down the road someplace out there, that’s great, but they’re not going to hold their breath waiting for it.  So I think the customers view it pretty much as a non-event.  I think also the unions we don’t have as many organized employees so the unions are probably less involved or less concerned as to what this might mean.  I think in general they are concerned about change but they are feeling positive about it.

Question:  When you look forward to the post merger competitive horizon what do you see as our principal competition and why.

Answer: I think our principal competition is going to be Exelon.  I guess what I see is a power company that will in some ways be a lot like Exelon and we will be competing with Exelon to be the consolidator in this industry.  It is sort of like Banc of America versus Chase and I think Exelon is going to be at the top of the heap. Dominion is big but Dominion does not have a strategy. Dominion is a collection of assets but they do not know what they really want to do when they grow up.  You have a couple other significant players there but at this point in time they haven’t really energized themselves so I think it is going to be Exelon.

Question (Jim):  This is two questions, one is for you.  What is your perception so far of the Cinergy culture?   Question two is for both of us, what differences in vision or culture or organizational structure exist between Duke and Cinergy today and which direction do you think you will go with those differences after the merger.

Answer (Paul):  As a personal culture, if you will, how people and their value systems relate to each other, I think the cultures are very similar, I think they are very open, transparent kinds of cultures.  I haven’t been close enough to all of you long enough to completely draw that conclusion, but I get the feeling that people are pretty relaxed about working together. The big differences that I see is Duke has been a very decentralized culture, in fact, to the point that it’s probably gone too far, and that we don’t even share common platforms in some things.  You will have the HR system for the Canadian gas operations, as a different platform than the U.S. gas operations, so we have had a very decentralized profit center oriented culture, and each one of the profit centers has their incentives very clearly based on the profitability of their activity.  So, the guys at the gas pipeline business are focused on the profitability of the gas pipeline business and where they are taking it and their return on capital, the guys at field services they have their own incentives.  The same thing with DENA and international operations, etc. So we have been thinking of ourselves as profit oriented by profit center, and as I understand the way you are organized it is a much flatter functional structure.

Answer (Jim):  I think one of the things that Paul and I are doing, and he mentioned a moment ago, to help have a keener appreciation of the kind of culture, and what is important and structure and these things, each of us is going through the process of meeting with the top 20-30 people of each company and spending an hour to an hour and half just talking about how each sees the future and really kind of addressing a number of issues.  I was in Charlotte yesterday for instance and Paul is going to be here next week for 2-3 days and just sitting and listening for about an hour or an hour and half to different parts of the organization talk about issues.  The questions I ask for instance are questions like what is important about the Duke culture to preserve, give me 5 things. Give me 3 things that need to be changed.  What are you worried about in this merger.   Questions like that to really get a sense and I will say that I started yesterday and the first two people I met with there names were Paul.  I am going, “I got the wrong name.”

Paul:  It is a key to success.  But I noticed the same thing here.  The first meeting I had Jim said I am going to bring a fellow Jim Turner and everybody I have met is named Jim.  It works out.

Jim:  Any other questions from the group as I work through these.

Question:  What has been the reaction from the investor community?

Answer (Paul):  The biggest reaction is surprise.  I think we kept this very quiet and so there was no hint before we suddenly announced it and I would say certainly from the Duke investor base it came as a total surprise.  We had talked about we were going to do a transaction with somebody but Cinergy was not on their radar screen so they got caught off guard and they also are reassessing what does this mean to the investment objective that they had.  A lot of Duke Energy investors invested in the company because it was a turn around, so this is a natural time for them to assess their position and say okay I bought in at $17 a share it is now $28 a share, have I had my run, or do I want to reup and see if it goes to $40 or do I just say $10 is $10 I’ll take some of my bet off the table.  I think we will see some rotation of shareholders as they try to assess what this means to them.  In general they are starting, certainly last night we had dinner with some, and they are actually starting to understand the rationale and the more they understand the better they seem to feel about it.

Jim:  I was really struck last night listening to some of Duke’s largest shareholders, Dodge & Cox, T. Rowe Price, several, as I talked to the group, maybe 3 I specifically asked the question, have all added to their position.  And that is a good thing and that says they are more committed, and they see the possibilities of this.  The other thing that they were surprised of how we kept this a secret and that there were no real leaks.  That could be a core competency in itself.

Paul: But it did catch a lot of people off guard as a result.

Question:  (inaudible)

Answer (Paul):  Well I think the biggest synergy that we are going to get is by merging the generation fleets.  I think the generation fleets go together very nicely.  You have been 80% coal and we’ve got nuclear units and our merchant fleet is 100% gas and we’ve got more of a mixture of base load, and mid merit, and peaking, so between fuel, location, types of plants, dispatch flexibility, I think we are going to have a lot of degrees of freedom in terms of addressing emissions requirements in the future, capacity requirements and just cost and flexibility issues.  That is where I see the biggest impact of technology.

Question:  I just wondered if you could expand a little bit on your view on environmental stewardship both in terms of emissions reductions going forward and public policy in Washington particularly related to global climate change.

Answer (Paul):  Jim and I are a little bit different, he endorses McCain Lieberman and I am for a carbon tax but I think that we are both coming at it from the standpoint of if the industry is not proactive what we end up with is going to be something really ugly.  And to give you an idea of just how ugly it can be, I was in Toronto about 3 weeks ago visiting with the Premier there because we are supplying a lot of natural gas to gas fired generation that’s going to displace coal fired generation.  Now they have passed a law that there will be zero coal fired generation in the province by the end of 2007.  You say that is crazy you can’t possibly make that happen and it would be a disaster if they actually did that.  Well I flew over that big huge coal fired plant that is outside of Toronto and looked down and there is bare ground where there used to be a coal pile.  That plant has been shut down.  That is sort of the extreme of the types of the things that we will get if we don’t step up and say we realize that we have got to be part of the solution and here are some ways of doing that.  My belief is that a carbon tax is best because it spreads the climate change challenge across the whole industry and if you have a cap and trade kind of system it focuses on stationary sources particularly power plants and it doesn’t address transportation, it doesn’t address home heating, the dry cleaners and all these others out there where as a carbon tax is sort of a non-differentiated, non-political way of spreading the pain over the whole economy.  I think philosophically we are both in the same boat.

Jim:  We are very much so, and that is unique as you know within our industry.  There is probably only one other company in our industry that has taken this same point of view of believing that we will live in a carbon constrained world and we need to put our strategies in place.

Question:  Should the business plan for the combined company reflect carbon constraints?  Is that a risk or an opportunity?

Answer (Paul):  Yes it absolutely should, and the question as whether it’s a risk or opportunity I think it is both a risk and an opportunity. The more we drive the agenda the more we can make it an opportunity, and the more we sit back and wait for somebody else to set up the rules the more it’s a risk.

Question: Paul, you characterized the one merger as failing because it was more command and control. In the three that were successful what were some of your lessons learned to really get it off the ground and get it moving quickly and make it a success.

Answer (Paul):  We will be talking more about that this afternoon, but the real key was to do a lot of homework before you made any decisions.  The successful ones that we were involved in we had task forces on a whole bunch of issues from what kind of benefits should we have, what salary structure, what kind of IT systems, and we put together task forces from both companies to get the best ideas from both and didn’t make any decisions until we had a full set of data available to us, but then once we had the full set of data, just overnight decisions, don’t say in the first year we will try to settle this, in the second year we will try to settle that and we won’t deal with this issue until it becomes so bad that we have to, you just bite the bullet on everything day one.  In fact, the objective that I always had, in the three that worked that I set up, was that I said that on day one I want to be able to send an e-mail to anybody seamlessly on the same system and I want the books to be rolled up on a common platform. That is the kind of test to see if we actually moved fast enough.

Question:   Our regulators in Indiana have had a pretty bad experience with mergers in Indiana and having degradation in quality of customer service and reliability and that sort of thing, if the regulators were here today, what would you say to kind of give them some assurance and comfort that this will produce good results for Indiana customers.

Answer (Paul to Jim):  That sounds like your job.

Jim:  I think the answer is in Indiana it is pretty straight forward.  If you look at the combination that created Cinergy over 10 years ago, and you look at the quality of service today in Indiana compared to 10 years ago, if you look at our call structure, if you look at our O&M per customer, any way you want to measure it it’s better than it was 10 year ago. The fact that the headquarters is not in the state doesn’t mean there won’t be a focus on customer service and there won’t be a focus on reliability, and I actually think we are actually better today in Indiana than we were before, because we took the best practices from both companies and made us better and I think that is a very important point to make to the regulators.  The other thing is, and this is to Paul’s point on culture,  if you look at Duke Power they have a great reputation as being low cost; they have a great reputation for having great reliability; they are very good at storm restoration, they get fully challenged with ice storms and hurricanes from time to time, so they’re great with storm restoration; they do a great job with their units, in terms of they operate their generating units in terms of their ability to get those units back on line when they go off line; you look at their customer satisfaction scores they are very high.  Every way you want to measure them they are very good.  And I believe when you combine two companies that have those track records, and that’s actually part of the confusion on the street, because the Exelon-PSEG was a case of a wounded duck marrying up - that would be Peggy marrying up with Exelon and fixing something.  What we are bringing together with Duke Power and this power platform are two companies that score well on every important measure to a regulator from customer satisfaction to reliability to low cost.  So, I think it is going to be our assignment to continue to convince them that we are thinking globally in terms of reducing costs and state of the art systems, but we are thinking locally in terms of being responsive to the needs they have within the state.

Paul:  The other thing I would say to them is that we are putting together a combined management team to provide a power platform here, and a lot of the people they are dealing with they will still be dealing with.  And in fact at the end of the day a year from now or a little over a year from now, Jim will be CEO of this company and I will be chairman, and if you want to have somebody to beat on the CEO is the one you want to beat on.  They will be dealing with the same person they have been dealing with all these many years so if they are comfortable with Jim now they should be comfortable with him even if he’s living in Charlotte.

Question:  What is your strategy and our vision with the respect to the combined company’s merchant energy platform, do you see it as a growth platform for the combined company going forward.

Answer (Paul):  I think we really have to reevaluate all aspects of our strategy because we have different degrees of freedom that we used to have and where I could articulate what I thought a merchant business was all about before we went together, I can’t do it anymore because we have different pieces.  I used to think we needed 50,000 megawatts, we needed fuel and geographic diversity and what have you, but now I see the Midwest assets are in a different world than I expected them to be in, and it gives us pause as to should we be a little more regional and if so let’s think about do we need joint ventures in California and the northeast then.  We just really have not had a chance to reassess that strategy.  I would hope we could create some value from it but exactly how we will do that I don’t know.

Jim:  Paul thank you very much and Joe I turn it back over to you.